Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2023 Financial Results

BEIJING, February 6, 2024 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and full year ended December 31, 2023.

Fourth Quarter 2023 Highlights1

•	Net revenues in the fourth quarter of 2023 were RMB1,911.4 million (US$269.2 million), compared to RMB1,893.3 million in the corresponding period of 2022.

•

Net income attributable to Autohome in the fourth quarter of 2023 was RMB446.7 million (US$62.9 million), compared to RMB594.1 million in the corresponding period of 2022, and net income attributable to ordinary shareholders in the fourth quarter of 2023 was RMB432.1 million (US$60.9 million), compared to RMB580.9 million in the corresponding period of 2022.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the fourth quarter of 2023 was RMB502.8 million (US$70.8 million), compared to RMB668.5 million in the corresponding period of 2022.

•	Share repurchase: As of December 31, 2023, the Company had repurchased 6,726,883 American depositary shares (“ADSs”) for a total cost of approximately US$200.0 million.

Full Year 2023 Highlights1

•	Net revenues in 2023 were RMB7,184.1 million (US$1,011.9 million), compared to RMB6,940.8 million in 2022.

•

Net income attributable to Autohome in 2023 was RMB1,935.3 million (US$272.6 million), compared to RMB1,855.2 million in 2022 and net income attributable to ordinary shareholders in 2023 was RMB1,880.1 million (US$264.8 million), compared to RMB1,807.2 million in 2022.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in 2023 was RMB2,159.6 million (US$304.2 million), compared to RMB2,168.3 million in 2022.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.0999 on December 29, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Tao Wu, Chief Executive Officer of Autohome, stated, “Autohome closed out the year with solid growth in total revenues, substantial increase in user traffic and significant progress in the new retail business. Our net revenues for the year totaled RMB7.18 billion, with our online marketplace and others business growing 14.6% year-over-year and contributing significantly to our total revenue. We also saw robust increase in our user base and engagement, as our focus on diversifying our content offerings and enhancing our service quality paid off. According to QuestMobile, our mobile daily active users grew by an impressive 25.4% year-over-year to 68.19 million last December, demonstrating the effectiveness of our content-focused user growth strategy. I’m also thrilled to see the rapid expansion of our Autohome Energy Space, which now has a presence in 20 cities across the country, which helps us build brand awareness among users. Moving ahead, we will maintain our leading position in key areas in the industry while exploring further synergies with Ping An Group to create a unique value proposition and establish a diverse and dynamic ecosystem that supports our long-term growth.”

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “We ended 2023 with solid momentum as new initiatives continued to drive our overall performance. Notably, we continue to see strong growth in revenues from data products which increased by more than 10% compared to 2022. We also saw robust growth in our new energy vehicle (“NEV”) business, with revenue growth rate for the year significantly outperforming the growth rate of broader industry sales. Moreover, we completed a US$200 million share repurchase program and significantly increased the dividend payout to shareholders, demonstrating our commitment to generating more returns for investors. Looking ahead, we remain highly committed to creating value for all shareholders and exploring new avenues for growth.”

Unaudited Fourth Quarter 2023 Financial Results

Net Revenues

Net revenues in the fourth quarter of 2023 were RMB1,911.4 million (US$269.2 million), compared to RMB1,893.3 million in the corresponding period of 2022.

•	Media services revenues were RMB500.5 million (US$70.5 million) in the fourth quarter of 2023, compared to RMB610.2 million in the corresponding period of 2022.

•	Leads generation services revenues were RMB841.5 million (US$118.5 million) in the fourth quarter of 2023, compared to RMB786.8 million in the corresponding period of 2022.

•	Online marketplace and others revenues were RMB569.5 million (US$80.2 million) in the fourth quarter of 2023, compared to RMB496.2 million in the corresponding period of 2022.

Cost of Revenues

Cost of revenues was RMB367.9 million (US$51.8 million) in the fourth quarter of 2023, compared to RMB370.6 million in the corresponding period of 2022. Share-based compensation expense included in cost of revenues in the fourth quarter of 2023 was RMB1.4 million (US$0.2 million), compared to RMB1.7 million in the corresponding period of 2022.

Operating Expenses

Operating expenses were RMB1,242.8 million (US$175.0 million) in the fourth quarter of 2023, compared to RMB1,088.3 million in the corresponding period of 2022.

•

Sales and marketing expenses were RMB730.1 million (US$102.8 million) in the fourth quarter of 2023, compared to RMB672.6 million in the corresponding period of 2022. Share-based compensation expense included in sales and marketing expenses in the fourth quarter of 2023 was RMB11.7 million (US$1.6 million), compared to RMB15.0 million in the corresponding period of 2022.

•

General and administrative expenses were RMB156.8 million (US$22.1 million) in the fourth quarter of 2023, compared to RMB102.8 million in the corresponding period of 2022. Share-based compensation expense included in general and administrative expenses in the fourth quarter of 2023 was RMB17.6 million (US$2.5 million), compared to RMB16.2 million in the corresponding period of 2022.

•

Product development expenses were RMB355.9 million (US$50.1 million) in the fourth quarter of 2023, compared to RMB312.9 million in the corresponding period of 2022. Share-based compensation expense included in product development expenses in the fourth quarter of 2023 was RMB18.7 million (US$2.6 million), compared to RMB20.3 million in the corresponding period of 2022.

Operating Profit

Operating profit was RMB366.7 million (US$51.7 million) in the fourth quarter of 2023, compared to RMB513.3 million in the corresponding period of 2022.

Income Tax Expense

There was an income tax expense of RMB127.6 million (US$18.0 million) in the fourth quarter of 2023, compared to an income tax expense of RMB76.9 million in the corresponding period of 2022. The increase of income tax expense was primarily attributable to the withholding tax related to the declared cash dividend in December 2023.

Net Income attributable to Autohome

Net income attributable to Autohome was RMB446.7 million (US$62.9 million) in the fourth quarter of 2023, compared to RMB594.1 million in the corresponding period of 2022.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB432.1 million (US$60.9 million) in the fourth quarter of 2023, compared to RMB580.9 million in the corresponding period of 2022. Basic and diluted earnings per share (“EPS”) were RMB0.89 (US$0.13) and RMB0.89 (US$0.13), respectively, in the fourth quarter of 2023, compared to basic and diluted EPS of RMB1.18 and RMB1.18, respectively, in the corresponding period of 2022. Basic and diluted earnings per ADS were RMB3.57 (US$0.50) and RMB3.56 (US$0.50), respectively, in the fourth quarter of 2023, compared to basic and diluted earnings per ADS of RMB4.71 and RMB4.70, respectively, in the corresponding period of 2022.

Adjusted Net Income attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB502.8 million (US$70.8 million) in the fourth quarter of 2023, compared to RMB668.5 million in the corresponding period of 2022. Non-GAAP basic and diluted EPS were RMB1.04 (US$0.15) and RMB1.04 (US$0.15), respectively, in the fourth quarter of 2023, compared to non-GAAP basic and diluted EPS of RMB1.36 and RMB1.35, respectively, in the corresponding period of 2022. Non-GAAP basic and diluted earnings per ADS were RMB4.15 (US$0.58) and RMB4.14 (US$0.58), respectively, in the fourth quarter of 2023, compared to non-GAAP basic and diluted earnings per ADS of RMB5.42 and RMB5.41, respectively, in the corresponding period of 2022.

Unaudited Full Year 2023 Financial Results

Net Revenues

Net revenues in 2023 were RMB7,184.1 million (US$1,011.9 million), compared to RMB6,940.8 million in 2022.

•	Media services revenues were RMB1,870.8 million (US$263.5 million) in 2023, compared to RMB1,963.3 million in 2022.

•	Leads generation services revenues were RMB3,111.8 million (US$438.3 million) in 2023, compared to RMB3,056.9 million in 2022.

•	Online marketplace and others revenues were RMB2,201.5 million (US$310.1 million) in 2023, compared to RMB1,920.6 million in 2022, primarily due to increasing revenue contribution from data products.

Cost of Revenues

Cost of revenues was RMB1,411.9 million (US$198.9 million) in 2023, compared to RMB1,235.2 million in 2022. The increase was primarily attributable to the continuous investment in content and operational costs. Share-based compensation expense included in cost of revenues was RMB8.0 million (US$1.1 million) in 2023, compared to RMB8.6 million in 2022.

Operating Expenses

Operating expenses were RMB4,898.9 million (US$690.0 million) in 2023, compared to RMB4,785.6 million in 2022.

•

Sales and marketing expenses were RMB3,012.5 million (US$424.3 million) in 2023, compared to RMB2,866.2 million in 2022, primarily due to an increase in marketing and promotional spending. Share-based compensation expense included in sales and marketing expenses in 2023 was RMB49.3 million (US$6.9 million), compared to RMB38.3 million in 2022.

•

General and administrative expenses were RMB538.0 million (US$75.8 million) in 2023, compared to RMB502.3 million in 2022. Share-based compensation expense included in general and administrative expenses in 2023 was RMB51.9 million (US$7.3 million), compared to RMB53.2 million in 2022.

•

Product development expenses were RMB1,348.5 million (US$189.9 million) in 2023, compared to RMB1,417.1 million in 2022. Share-based compensation expense included in product development expenses in 2023 was RMB85.9 million (US$12.1 million), compared to RMB68.8 million in 2022.

Operating Profit

Operating profit was RMB1,137.4 million (US$160.2 million) in 2023, compared to RMB1,247.5 million in 2022.

Income Tax Expense/Benefit

There was an income tax expense of RMB72.2 million (US$10.2 million) in 2023, compared to an income tax benefit of RMB61.8 million in 2022. The increase of income tax expense was primarily attributable to the withholding tax related to the declared cash dividend in December 2023.

Net Income attributable to Autohome

Net income attributable to Autohome was RMB1,935.3 million (US$272.6 million) in 2023, compared to RMB1,855.2 million in 2022.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB1,880.1 million (US$264.8 million) in 2023, compared to RMB1,807.2 million in 2022. Basic and diluted EPS were RMB3.84 (US$0.54) and RMB3.83 (US$0.54), respectively, in 2023 as compared to basic and diluted EPS of RMB3.62 and RMB3.62, respectively, in 2022. Basic and diluted earnings per ADS were RMB15.35 (US$2.16) and RMB15.31 (US$2.16), respectively, in 2023 as compared to basic and diluted earnings per ADS of RMB14.48 and RMB14.47, respectively, in 2022.

Adjusted Net Income attributable to Autohome (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB2,159.6 million (US$304.2 million) in 2023, compared to RMB2,168.3 million in 2022. Non-GAAP basic and diluted EPS were RMB4.41 (US$0.62) and RMB4.40 (US$0.62), respectively, in 2023 as compared to non-GAAP basic and diluted EPS of RMB4.34 and RMB4.34, respectively, in 2022. Non-GAAP basic and diluted earnings per ADS were RMB17.63 (US$2.48) and RMB17.58 (US$2.48), respectively, in 2023 as compared to non-GAAP basic and diluted earnings per ADS of RMB17.38 and RMB17.36, respectively, in 2022.

Balance Sheet and Cash Flow

As of December 31, 2023, the Company had cash and cash equivalents and short-term investments of RMB23.55 billion (US$3.32 billion). Net cash provided by operating activities in the year of 2023 was RMB2,451.4 million (US$345.3 million).

Employees

The Company had 5,511 employees as of December 31, 2023, including 2,189 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Tuesday, February 6, 2024 (8:00 PM Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI4ad2c3b61e424ef682823390b3c2cdc1

Please use the conference access information to join the call ten minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss/(gain) relating to non-operating impact of a write-down of the initial investment in a financial product, loss/(gain) pickup of equity method investments, and impairment of long-term investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Media services	610,181	500,477	70,491	1,963,289	1,870,819	263,499
Leads generation services	786,831	841,486	118,521	3,056,924	3,111,805	438,289
Online marketplace and others	496,244	569,478	80,209	1,920,615	2,201,511	310,076

Total net revenues	1,893,256	1,911,441	269,221	6,940,828	7,184,135	1,011,864
Cost of revenues	(370,631)	(367,888)	(51,816)	(1,235,173)	(1,411,881)	(198,859)

Gross profit	1,522,625	1,543,553	217,405	5,705,655	5,772,254	813,005

Operating expenses:
Sales and marketing expenses	(672,601)	(730,094)	(102,832)	(2,866,206)	(3,012,479)	(424,299)
General and administrative expenses	(102,775)	(156,797)	(22,084)	(502,340)	(537,979)	(75,773)
Product development expenses	(312,903)	(355,924)	(50,131)	(1,417,094)	(1,348,472)	(189,928)

Total operating expenses	(1,088,279)	(1,242,815)	(175,047)	(4,785,640)	(4,898,930)	(690,000)

Other operating income, net	78,943	65,976	9,293	327,507	264,101	37,198
Operating profit	513,289	366,714	51,651	1,247,522	1,137,425	160,203

Interest and investment income, net	172,066	195,813	27,580	565,090	831,006	117,045
(Loss) / gain from equity method investments	(13,680)	7,361	1,037	(49,766)	29,133	4,103

Income before income taxes	671,675	569,888	80,268	1,762,846	1,997,564	281,351
Income tax (expense)/benefit	(76,914)	(127,566)	(17,967)	61,780	(72,155)	(10,163)

Net income	594,761	442,322	62,301	1,824,626	1,925,409	271,188
Net (income)/loss attributable to noncontrolling interests	(695)	4,414	622	30,548	9,901	1,395

Net income attributable to Autohome	594,066	446,736	62,923	1,855,174	1,935,310	272,583
Accretion of mezzanine equity	(37,787)	(39,805)	(5,606)	(137,611)	(153,294)	(21,591)
Accretion attributable to noncontrolling interests	24,595	25,184	3,547	89,613	98,071	13,813

Net income attributable to ordinary shareholders	580,874	432,115	60,864	1,807,176	1,880,087	264,805

Earnings per share for ordinary shares
Basic	1.18	0.89	0.13	3.62	3.84	0.54
Diluted	1.18	0.89	0.13	3.62	3.83	0.54
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	4.71	3.57	0.50	14.48	15.35	2.16
Diluted	4.70	3.56	0.50	14.47	15.31	2.16
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	493,234,844	484,419,222	484,419,222	499,160,564	489,952,172	489,952,172
Diluted	494,178,784	485,701,134	485,701,134	499,666,792	491,252,460	491,252,460

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended December 31,			For year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Autohome	594,066	446,736	62,923	1,855,174	1,935,310	272,583
Plus: income tax expense/(benefit)	78,255	128,906	18,156	(56,417)	77,515	10,918
Plus: depreciation of property and equipment	53,158	36,886	5,195	223,504	165,820	23,355
Plus: amortization of intangible assets	10,846	9,654	1,360	43,365	40,949	5,768

EBITDA	736,325	622,182	87,634	2,065,626	2,219,594	312,624

Plus: share-based compensation expenses	53,135	49,345	6,950	168,890	195,092	27,478

Adjusted EBITDA	789,460	671,527	94,584	2,234,516	2,414,686	340,102

Net income attributable to Autohome	594,066	446,736	62,923	1,855,174	1,935,310	272,583
Plus: amortization of intangible assets resulting from business acquisition	10,722	9,583	1,350	42,888	40,610	5,720
Plus: share-based compensation expenses	53,135	49,345	6,950	168,890	195,092	27,478
Plus: investment loss arising from one of financial products[3]	—	5,813	819	73,264	23,252	3,275
Plus: loss/(gain) on equity method investments, net	13,680	(7,361)	(1,037)	49,766	(29,133)	(4,103)
Plus: impairment of long-term investments	—	—	—	1,696	—	—
Plus: tax effects of the adjustments	(3,075)	(1,329)	(187)	(23,415)	(5,581)	(786)

Adjusted net income attributable to Autohome	668,528	502,787	70,818	2,168,263	2,159,550	304,167

Net income attributable to Autohome	594,066	446,736	62,923	1,855,174	1,935,310	272,583
Net margin	31.4%	23.4%	23.4%	26.7%	26.9%	26.9%
Adjusted net income attributable to Autohome	668,528	502,787	70,818	2,168,263	2,159,550	304,167
Adjusted net margin	35.3%	26.3%	26.3%	31.2%	30.1%	30.1%
Non-GAAP earnings per share
Basic	1.36	1.04	0.15	4.34	4.41	0.62
Diluted	1.35	1.04	0.15	4.34	4.40	0.62
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	5.42	4.15	0.58	17.38	17.63	2.48
Diluted	5.41	4.14	0.58	17.36	17.58	2.48
Weighted average shares used to compute non-GAAP earnings per share:
Basic	493,234,844	484,419,222	484,419,222	499,160,564	489,952,172	489,952,172
Diluted	494,178,784	485,701,134	485,701,134	499,666,792	491,252,460	491,252,460

[3]

It represented the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,801,299	4,996,353	703,722
Restricted cash	9,175	126,794	17,859
Short-term investments	19,279,592	18,552,354	2,613,044
Accounts receivable, net	1,927,699	1,472,489	207,396
Amounts due from related parties, current	49,644	16,439	2,315
Prepaid expenses and other current assets	357,522	360,559	50,784

Total current assets	24,424,931	25,524,988	3,595,120

Non-current assets
Restricted cash, non-current	5,000	5,000	704
Property and equipment, net	255,298	200,860	28,291
Goodwill and intangible assets, net	4,220,305	4,143,968	583,666
Long-term investments	419,208	448,341	63,148
Deferred tax assets	265,606	295,598	41,634
Amounts due from related parties, non-current	9,419	16,048	2,260
Other non-current assets	116,052	200,928	28,300

Total non-current assets	5,290,888	5,310,743	748,003

Total assets	29,715,819	30,835,731	4,343,123

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,537,281	2,932,227	412,997
Advance from customers	96,047	105,379	14,842
Deferred revenue	1,147,131	801,581	112,900
Income tax payable	251,121	227,260	32,009
Amounts due to related parties	27,096	24,572	3,461
Dividends payable	—	984,332	138,640

Total current liabilities	4,058,676	5,075,351	714,849

Non-current liabilities
Other liabilities	50,591	89,187	12,562
Deferred tax liabilities	517,926	497,955	70,135

Total non-current liabilities	568,517	587,142	82,697

Total liabilities	4,627,193	5,662,493	797,546

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,605,639	1,758,933	247,741

EQUITY
Total Autohome shareholders’ equity	23,888,842	23,928,187	3,370,215
Noncontrolling interests	(405,855)	(513,882)	(72,379)

Total equity	23,482,987	23,414,305	3,297,836

Total liabilities, mezzanine equity and equity	29,715,819	30,835,731	4,343,123